FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 8, 2005

Commission File Number: 0001275816

PowerDsine Ltd.
(Translation of registrant's name into English)

1 Hanagar Street, Neve Ne’eman Industrial Zone, Hod Hasharon, Israel 45421
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On February 8, 2004, PowerDsine Ltd. issued a press release announcing financial results for the fourth quarter and the year ended December 31, 2004.

A copy of this press release is annexed hereto as Exhibit 1.

The following document is attached hereto and incorporated by reference herein:

Exhibit 1.	Press Release, dated February 8, 2004, announcing financial results for the fourth quarter and the year ended December 31, 2004.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PowerDsine Ltd. By: /s/ Igal Rotem Igal Rotem Chief Executive Officer

Date February 8, 2004

Exhibit Index

Exhibit 1.	Press Release, dated February 8, 2005, announcing financial results for the fourth quarter and the year ended December 31, 2004.